EXHIBIT 99.1

Statoil ASA: Ex dividend and ex rights to participate in dividend issue today

STAVANGER, Norway, May 12, 2016 -- The shares in Statoil (OSE:STL, NYSE: STO)  will be traded ex dividend USD 0.2201 and ex rights to participate in the dividend issue (scrip dividend programme) for fourth quarter 2015 as from today, 12 May 2016.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

CONTACT: Peter Hutton, SVP Investor Relations,
         mbl: +44 7881 918 792

         Morten Sven Johannessen, VP Investor Relations USA,
         mbl +1 203 570 2524